UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

March 18, 2021 – Atlantica Sustainable Infrastructure plc (“Atlantica”) is scheduled to hold its 2021 Annual General Meeting (“AGM”) on May 4, 2020, at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom and c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain.

In this AGM Atlantica is seeking to approve, among other resolutions, the election and re-election of the members of its Board of Directors. Pursuant to Article 72 of Atlantica’s Articles of Association, seven out of the eight Board members are required to retire and are standing for election by Atlantica’s shareholders at the AGM. Santiago Seage, who was appointed as director in 2018, is required to retire pursuant to Article 73 of the Articles of Association and is standing for re-election.

Exhibits

Exhibit No.	Document
99.1	Notice of Atlantica Sustainable Infrastructure plc Annual General Meeting 2021

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: March 18, 2021